April 7, 2015

VIA EDGAR

Attn: Michael Kennedy
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20659

Re:	Principal Solar, Inc. Registration Statement No. 333-193058

Mr. Kennedy:

     On behalf of Principal Solar, Inc. (the “Issuer”) we hereby request the withdrawal of the filing that was labeled Amendment No. 7 to the Registration Statement on Form S-1 (the “Amendment”), to Registration No. 333-193058, filed April 2, 2015 with respect to the Issuer’s Common Stock. The Amendment was inadvertently identified and filed with the wrong form type and is currently reflected as an amendment to a Form S-1 (S-1/A) instead of a post-effective amendment to a Form S-1 (POS AM). We wish to withdraw the Amendment to correct this error. Simultaneous with the submission of this letter, we will be filing a revised Amendment (“Post-Effective Amendment No.1”) solely to rectify the filing error specified above. No securities have been sold in connection with this offering.

     Should you have any questions or require any additional information with respect to this filing, please contact me at (855) 774-7799.

Sincerely,

/s/ David N. Pilotte

Chief Financial Officer

211 Ervay, Suite 300 Dallas, Texas 75201

Ph. 855.774.7799 • Fax: 855.774.7799